UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

June 28, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $6,257,590 Contingent Return Optimization Securities Linked to the Russell 2000® Index due December 31, 2015

•                  $250,000 Super TrackSM Notes due December 30, 2016 Linked to the Performance of the FTSE® 100 Index

•                  $146,000 Callable Range Accrual Notes due June 28 2019 Linked to the Performance of the Russell 2000® Index

•                  $511,000 Callable Contingent Payment Notes due June 29, 2023 Linked to the Russell 2000® Index

•                  $2,109,000 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Verizon Communications Inc. due June 29, 2018

•                  $3,576,120 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of CSX Corporation due June 29, 2018

•                  $2,632,000 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Citigroup, Inc. due June 29, 2018

•                  $1,526,000 Annual Reset Coupon Buffered Notes due June 28, 2019  Linked to the Performance of the Russell 2000® Index

•                  $207,000 Notes due June 30, 2020 Linked to the Performance of the Dow Jones Industrial AverageSM

•                  $1,302,000 Annual AutoCallable Notes due June 30, 2016 Linked to the Lesser Performing Reference Asset of the SPDR S&P MidCap 400 ETF and the Russell 2000® Index

•                  $2,150,000 Annual AutoCallable Notes due June 30, 2016 Linked to the Lesser Performing Index of the S&P 500® Index and the Russell 2000® Index

•                  $570,000 Callable Contingent Coupon Notes due June 18, 2015 Linked to the Common Stock of Cisco Systems, Inc.

•                  $3,166,800 Trigger Phoenix Autocallable Optimization Securities Linked to the Common Stock of Transocean Ltd. due December 31, 2014

•                  $3,026,340 Trigger Phoenix Autocallable Optimization Securities Linked to the Common Stock of Cummins Inc. due December 31, 2014

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: June 28, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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